 Exhibit 99.1

Oncolytics Biotech® Inc. Announces Participation in World Immunotherapy Congress USA 2017

CALGARY, May 23, 2017 /CNW/ - Oncolytics Biotech Inc. (TSX:ONC) (OTCQX:ONCYF) (Oncolytics or the Company) today announced that Dr. Andres A. Gutierrez, Chief Medical Officer of Oncolytics Biotech Inc. will present at the World Immunotherapy Congress USA 2017 in a session on Tuesday, May 23rd, 2017 at 3:20 pm PT. Dr. Gutierrez's presentation will focus on the use of "REOLYSIN® as potential novel immuno-oncology viral agent for the anti-cancer armamentarium". The conference takes place on May 23rd and 24th at the Hilton San Diego Resort and Spa in San Diego, CA.

"As the only company that has evaluated an intravenously-administered oncolytic virus in hundreds of cancer patients, Oncolytics is eager to share our experience with the scientific and clinical communities to support the development of oncolytic viruses for improved patient outcomes," said Dr. Gutierrez. "Our presentation will demonstrate that REOLYSIN is a true immuno-oncology agent that in addition to causing tumor cell lysis, generates innate and adaptive anti-tumor immune responses. We will address the debate surrounding different clinical endpoints in immuno-oncology studies as we present our emerging safety and positive efficacy data in combination with chemotherapy in breast and pancreatic cancer trials. We are also excited to share our plans for a registration study in metastatic breast cancer, and discuss next generation trials of REOLYSIN in combination with checkpoint inhibitors and IMID's."

More information regarding the presentation is available at: http://www.terrapinn.com/conference/immunotherapy-congress-usa/2017-Agenda.stm

About the World Immunotherapy Congress USA
Following a successful launch in Europe, World Immunotherapy Congress has added a U.S. event. Co-located with Americas Antibody Congress 2017, World Biosimilar Congress USA, and Cell Culture World Congress USA. World Immunotherapy Congress USA presents the unique opportunity for pharma, biotech, government, academia, and their partners to get the latest updates on both clinical and pre-clinical developments in checkpoint inhibitors, cell therapy, and oncolytic viral immunotherapy. It is where science meets business to make immunotherapy the cornerstone of the fight against cancer.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing REOLYSIN, an immuno-oncology viral-agent, as a potential treatment for a variety of tumor types. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype through innate and adaptive immune responses to treat a variety of cancers. Oncolytics' clinical development program emphasizes three pillars: chemotherapy combinations to trigger selective tumor lysis; immuno-therapy combinations to produce adaptive immune responses; and immune modulator (IMiD) combinations to facilitate innate immune responses. Oncolytics is currently planning its first registration study in breast cancer, as well as studies in combination with checkpoint inhibitors and IMID/targeted therapies in solid and hematological malignancies. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

The session times are subject to change. This release and the presentation related thereto contain forward-looking statements which involve known and unknown risks, delays, uncertainties and other factors not under the Company's control and which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward-looking statements. Such risks and uncertainties include, among others, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

SOURCE Oncolytics Biotech Inc.

View original content: http://www.newswire.ca/en/releases/archive/May2017/23/c5806.html

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For further information: Oncolytics Investor & Media Contact: Oncolytics Biotech Inc., Michael Moore, Vice President, Investor Relations & Corporate Communications, 858-886-7813, mmoore@oncolytics.ca

CO: Oncolytics Biotech Inc.

CNW 07:00e 23-MAY-17